Trinity Mirror plc

12g3-2(b)


06018682

7 November 2006


SEC MAIL
RECEIVED
PROCESSING
2006
WASH. DC
SECTION

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the above number, if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Linda Mailey

PROCESSED
NOV 2 4 2006
THOMSON
FINANCIAL

Encs.

11/22

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

View Announcement


status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Repl
Trinity Mirror PLC	Holding(s) in Company		15:04 7 Nov 06		

Full Announcement Text

The Company has today received notification that Barclays PLC have non-beneficial interests in 20,550,928 (previously 18,133,047) Trinity Mirror plc Ordinary Shares, representing 7.01% (previously 6.19%) of the issued share capital.

END


status list

BARCLAYS

Barclays Compliance
1 Churchill Place
London
E14 5HP

Tel 020 7116 2913
Fax 020 7116 7665

03 November 2006

The Company Secretary

Trinity Mirror Group PLC
1 Canada Square
Canary Wharf
London
E14 5AP

Dear Sir.

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 02-November-06 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 7.01 %

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 293,096,206 is the latest figure available to us. If this is incorrect please let me know. 293 111 169

If you have any questions arising from this letter, please contact me on 020 7116 2913.

Inc 2,417,881

7 01%.

Yours faithfully



Geoff Smith

Enc.

LEGAL ENTITY REPORT

SEDOL: 0903994

TRINITY MIRROR

As at 02 November 2006 Barclays PLC through the legal entities listed below, had a notifiable interest in 20,550,928 ORD GBP0.10 representing 7.01% of the issued share capital of 293,096,206 units.

Legal Entity	Holding	Percentage Held
Barclays Global Investors Canada Ltd	21,307	.0073
Barclays Global Investors Japan Ltd	466,978	.1593
Barclays Global Investors Ltd	7,210,524	2.4601
Barclays Private Bank and Trust Ltd	2,211	.0008
Barclays Life Assurance Co Ltd	773,087	.2638
Barclays Capital Inc	648,123	.2211
Barclays Global Investors Australia Ltd	421,038	.1437
Barclays Bank Trust Company Ltd	4,571	.0016
Gerrard Ltd	73,141	.0250
Barclays Global Investors, N.A.	6,944,867	2.3695
Barclays Global Investors Japan Trust & Banking	337,114	.1150
Barclays Capital Securities Ltd	2,421,543	.8262
Barclays Global Fund Advisors	1,226,424	.4184
Group Holding	**20,550,928**	**7.0118**

Holder		Shares
JPMORGAN CHASE BANK		421,038
JPMORGAN CHASE BANK		9,499
JPMorgan Chase Bank		337,114
JPMorgan Chase Bank		213,590
MELLON TRUST OF NEW ENGLAND		62,170
Master Trust Bank		80,518
Mellon Trust - US CUSTODIAN /		116,069
Mitsui Asset		4,720
NORTHERN TRUST BANK - BGI SEPA		286,788
R C Greig Nominees Limited		43,921
R C Greig Nominees Limited SA1		2,070
R C Greig Nominees Limited a/c AK1		19,075
R C Greig Nominees Limited a/c CM1		275
Reflex Nominees Limited		2,211
STATE STREET BANK & TRUST - WI		143,225
STATE STREET BOSTON		247,928
STATE STREET TRUST OF CANADA -		106,411
The Northern Trust Company - U		75,159
Trust & Custody Services Bank		168,150
	Total	**20,550,928**